Ardmore Shipping Corporation Announces Financial Results For The Three And Nine Months Ended September 30, 2018

HAMILTON, Bermuda, Nov. 7, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and nine months ended September 30, 2018.

Highlights and Recent Activity

  Reported a net loss of $12.2 million for the three months ended September 30, 2018, or $0.37 basic and diluted loss per share, as compared to a net loss of $4.6 million, or $0.14 basic and diluted loss per share, for the three months ended September 30, 2017. The Company reported EBITDA (see Non-GAAP Measures section below) of $3.9 million for the three months ended September 30, 2018, as compared to $10.1 million for the three months ended September 30, 2017.

  Reported a net loss of $26.0 million for the nine months ended September 30, 2018, or $0.79 basic and diluted loss per share, as compared to a net loss of $8.7 million, or $0.26 basic and diluted loss per share, for the nine months ended September 30, 2017. The Company reported EBITDA (see Non-GAAP Measures section below) of $21.3 million for the nine months ended September 30, 2018, as compared to $34.7 million for the nine months ended September 30, 2017.

  Spot MR tankers earned an average of $10,314 per day for the three months ended September 30, 2018, and $11,450 per day for the nine months ended September 30, 2018. Chemical tankers earned an average of $10,093 per day for the three months ended September 30, 2018, and $12,400 per day for the nine months ended September 30, 2018.

  Completed refinancing of four vessels in October 2018. The Ardmore Dauntless and Ardmore Defender, two 2015-built 37,000 Dwt Eco-design IMO 2 product and chemical tankers, were refinanced under a finance lease arrangement with Ocean Yield ASA and the Ardmore Explorer and Ardmore Encounter, two 2014-built 50,000 Dwt Eco-design MR tankers, were refinanced under a finance lease arrangement with a top Asian financier. The net cash proceeds to the Company of these transactions, after prepayment of existing debt, were $19.7 million.

  The Company is maintaining its dividend policy of paying 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the third quarter of 2018.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"During the third quarter, we focused on optimizing our operational and commercial performance under weak charter market conditions. MR charter rates bottomed out early in the third quarter as the market experienced significant downward pressure from Atlantic Basin local market issues that initially presented themselves in the latter part of the second quarter. Nevertheless, MR rates are now trending upwards, driven by increased cargo volumes and a significantly improved crude tanker market that is reducing the encroachment of larger tankers on MR trades.

"Despite the challenging market environment, we believe the MR tonne-mile demand outlook remains very positive, supported by continued strong underlying oil consumption growth of 1.4mbd for 2018 and 2019 and ongoing refinery expansion in export-oriented locations. Meanwhile, a record low orderbook, combined with scrapping that has accelerated during the recent market downturn, should result in net fleet growth of close to zero in 2018 and around 1% in 2019. In addition, we believe that the fundamental reshaping of the global petroleum supply chain related to the IMO 2020 marine fuel switch should significantly heighten MR demand from mid-2019 onward.

"We also continue to prioritize balance sheet strength and are pleased to have completed the refinancing of four vessels on favorable terms in October, thereby boosting our cash reserves and further enhancing our financial flexibility. By maintaining a high-quality fleet of modern, fuel-efficient product and chemical tankers and continually optimizing our balance sheet on attractive terms with diversified, top-quality counterparties, we believe Ardmore is well positioned to create substantial shareholder value in the coming cyclical recovery."

Summary of Recent and Third Quarter 2018 Events

Fleet

Fleet Operations and Employment

The Company has 28 vessels currently in operation, including 22 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and seven Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2018, the Company had 22 Eco MR tankers trading in the spot market. The Eco MR tankers earned an average of $10,314 per day in the third quarter of 2018. Overall for the quarter, the Company's 15 Eco-Design MR tankers earned $10,684 per day, and the Company's seven Eco-Mod MR tankers earned $9,645 per day.

In the fourth quarter of 2018, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market. As of November 7, 2018, the Company has fixed approximately 50% of its total MR spot revenue days for the fourth quarter of 2018 at an average rate of approximately $11,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2018, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2018, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average rate of $10,093 per day.

In the fourth quarter of 2018, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 7, 2018, the Company has fixed approximately 50% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the fourth quarter of 2018 at an average rate of approximately $11,000 per day.

Financing

On October 25, 2018, two of Ardmore's subsidiaries signed agreements for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, two 2015-built 37,000 Dwt Eco-design IMO 2 product / chemical tankers, with Ocean Yield ASA ("Ocean Yield"). The lease agreements are for a period of 12 years and the Company has options to repurchase each vessel at various stages prior to maturity. The other terms and conditions of the lease arrangement are generally in line with Ardmore's existing debt facilities.

Additionally, two of Ardmore's other subsidiaries signed agreements for the sale and leaseback (under a finance lease arrangement) of the Ardmore Explorer and Ardmore Encounter, two 2014-built 50,000 Dwt Eco-design MR tankers, with a top-tier Asian Financier. The lease agreements are for a period of seven years, and the Company has options to repurchase each vessel at various stages prior to maturity. The other terms and conditions of the lease arrangements are generally in line with Ardmore's existing debt facilities.

The total net cash proceeds to the Company of these transactions, net of fees and prepayment of senior debt secured by the vessels, were $19.7 million. Deferred finance fees of $1.1 million associated with the debt prepaid will be written off in the fourth quarter of 2018.

Drydocking

The Company had 59 drydock days in the third quarter of 2018. Ardmore expects it will have 35 scheduled drydock days in the fourth quarter of 2018.

Dividend

Based on the Company's policy of paying dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended September 30, 2018, in which the Company reported a loss from continuing operations Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended September 30, 2018 and 2017

The Company reported a net loss of $12.2 million, or $0.37 basic and diluted loss per share, for the three months ended September 30, 2018, as compared to a net loss of $4.6 million, or $0.14 basic and diluted loss per share, for the three months ended September 30, 2017. For the three months ended September 30, 2018, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $3.9 million, a decrease of $6.2 million from $10.1 million for the three months ended September 30, 2017.

Results for the Nine Months Ended September 30, 2018 and 2017

The Company reported a net loss of $26.0 million, or $0.79 basic and diluted loss per share, for the nine months ended September 30, 2018, as compared to a net loss of $8.7 million, or $0.26 basic and diluted loss per share, for the nine months ended September 30, 2017. For the nine months ended September 30, 2018, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $21.3 million, a decrease of $13.4 million from $34.7 million for the nine months ended September 30, 2017.

Management's Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2018 and 2017

Revenue. Revenue for the three months ended September 30, 2018 was $48.9 million, an increase of $0.2 million from $48.7 million for the three months ended September 30, 2017.

The Company's average number of owned vessels increased to 28 for the three months ended September 30, 2018 from 27 for the three months ended September 30, 2017, resulting in revenue days of 2,471 for the three months ended September 30, 2018 as compared to 2,467 for the three months ended September 30, 2017.

The Company had 28 and 19 vessels employed directly in the spot market as at September 30, 2018 and September 30, 2017, respectively. For spot chartering arrangements, the Company had 2,288 revenue days for the three months ended September 30, 2018, as compared to 1,731 for the three months ended September 30, 2017. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $12.5 million, while changes in spot rates resulted in a decrease in revenue of $4.1 million.

The Company had zero and eight vessels employed under pool arrangements as at September 30, 2018 and September 30, 2017, respectively. Revenue days derived from pool arrangements were 183 for the three months ended September 30, 2018, as compared to 736 for the three months ended September 30, 2017. The decrease in revenue days in pool arrangements resulted in a decrease in revenue of $7.2 million for the three months ended September 30, 2018, while changes in market conditions for the three months ended September 30, 2018, compared to the three months ended September 30, 2017, resulted in an additional decrease in revenue from pool arrangements of $1.0 million.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses, and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses, and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $24.4 million for the three months ended September 30, 2018, an increase of $6.1 million from $18.3 million for the three months ended September 30, 2017. Commissions and voyage related costs increased due to the increased number of revenue days derived from spot charter arrangements for the three months ended September 30, 2018.

Total revenue days increased to 2,471 for the three months ended September 30, 2018, as compared to 2,467 for the three months ended September 30, 2017. For spot chartering arrangements, we had 2,288 revenue days for the three months ended September 30, 2018, as compared to 1,731 for the three months ended September 30, 2017.

TCE Rate. The average TCE rate for our fleet was $10,261 per day for the three months ended September 30, 2018, a decrease of $2,115 per day from $12,376 per day for the three months ended September 30, 2017. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended September 30, 2018.

Vessel Operating Expenses. Vessel operating expenses were $16.3 million for the three months ended September 30, 2018, consistent with $16.3 million for the three months ended September 30, 2017. Fleet operating costs per day, including technical management fees, were $6,176 for the three months ended September 30, 2018 as compared to $6,538 for the three months ended September 30, 2017.

Depreciation. Depreciation expense for the three months ended September 30, 2018 was $8.9 million, an increase of $0.3 million from $8.6 million for the three months ended September 30, 2017. This increase is primarily due to an increase in the average number of owned vessels to 28.0 for the three months ended September 30, 2018, from 27.0 for the three months ended September 30, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2018 was $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended September 30, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2018 were $3.4 million, an increase of $0.2 million from $3.2 million for the three months ended September 30, 2017. The increase is primarily due to the issuance of new stock appreciation awards in the second quarter of 2018.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2018 were $1.0 million, an increase of $0.3 million from $0.7 million for the three months ended September 30, 2017 as a result of the increased number of vessels trading directly in the spot market by the Company's chartering and commercial operations departments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended September 30, 2018 were $6.3 million, as compared to $5.4 million for the three months ended September 30, 2017. Cash interest expense increased by $0.9 million to $5.7 million for the three months ended September 30, 2018, from $4.8 million for the three months ended September 30, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended September 30, 2018, compared to the three months ended September 30, 2017 as well as a change in our debt structure due to new finance leases entered into during 2018. Amortization of deferred finance fees for the three months ended September 30, 2018 was $0.6 million, consistent with $0.6 million for the three months ended September 30, 2017.

Liquidity

As of September 30, 2018, the Company had $33.3 million (December 31, 2017: $39.5 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Sep 30, 2018	Dec 31, 2017
Debt	$ 351,335,123	$ 404,423,570
Finance leases	93,660,047	42,494,019
Operating leases (1)	2,089,863	-
Total	$ 447,085,033	$446,917,589

(1)

 Due to the implementation of ASC 842, Leases, on January 1, 2018, operating leases have been recognized as a right of use asset and corresponding liability in respect of all material lease contracts. Prior periods have not been restated.

Conference Call

The Company plans to have a conference call on November 7, 2018 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2018. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 14, 2018 at 877-344-7529 or 412-317-0088. Enter the passcode 10125856 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)
As at
ASSETS	Sep 30, 2018	Dec 31, 2017
Current assets
Cash and cash equivalents	33,271,166	39,457,407
Receivables, trade	27,883,199	27,264,803
Working capital advances	-	3,100,000
Prepayments	1,440,263	1,412,875
Advances and deposits	1,970,983	3,015,807
Other receivables	943,258	-
Inventories	14,773,932	9,632,246
Total current assets	80,282,801	83,883,138

Non-current assets
Vessels and vessel equipment, net	743,906,747	751,816,840
Deferred drydock expenditure, net	6,839,243	4,118,168
Deposit for vessel acquisition	-	1,635,000
Leasehold improvements, net	444,070	446,532
Other non-current assets, net	3,593,680	3,640,311
Operating lease, right of use asset	2,255,771	-
Total non-current assets	757,039,511	761,656,851

TOTAL ASSETS	837,322,312	845,539,989

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	24,836,540	16,104,399
Other payables	65,900	6,265
Accrued interest on loans	1,793,293	1,537,976
Current portion of long-term debt	34,022,095	37,071,548
Current portion of finance lease obligations	8,254,968	3,537,466
Current portion of operating lease obligations	464,167	-
Total current liabilities	69,436,963	58,257,654

Non-current liabilities
Non-current portion of long-term debt	317,313,028	367,352,022
Non-current portion of finance lease obligations	85,405,079	38,956,553
Non-current portion of operating lease obligations	1,625,696	-
Total non-current liabilities	404,343,803	406,308,575

Equity
Share capital	350,192	340,613
Additional paid in capital	414,083,265	405,549,985
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(35,543,002)	(9,567,929)
Total equity	363,541,546	380,973,760

TOTAL LIABILITIES AND EQUITY	837,322,312	845,539,989

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
REVENUE
Revenue	48,923,231	48,652,951	151,758,162	148,168,757

OPERATING EXPENSES
Commissions and voyage related costs	24,360,806	18,299,117	68,048,930	55,199,927
Vessel operating expenses	16,255,279	16,330,356	49,667,147	46,786,299
Depreciation	8,910,486	8,638,739	26,343,052	25,625,382
Amortization of deferred drydock expenditure	943,926	771,037	2,595,076	1,971,213
General and administrative expenses
Corporate	3,432,622	3,244,179	10,098,644	9,484,195
Commercial and chartering	1,012,236	703,583	2,594,364	2,012,334
Total operating expenses	54,915,355	47,987,011	159,347,213	141,079,350

(Loss) / profit from operations	(5,992,124)	665,940	(7,589,051)	7,089,407

Interest expense and finance costs	(6,317,760)	(5,425,243)	(18,659,848)	(16,029,527)
Interest income	144,760	136,198	411,749	327,016

Loss before taxes	(12,165,124)	(4,623,105)	(25,837,150)	(8,613,104)

Income tax	(60,197)	(16,500)	(137,923)	(47,839)

Net loss	(12,225,321)	(4,639,605)	(25,975,073)	(8,660,943)

Loss per share, basic and diluted	(0.37)	(0.14)	(0.79)	(0.26)
Weighted average number of shares outstanding, basic and diluted	33,097,831	33,575,610	32,750,259	33,575,610

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Nine months ended
	Sep 30, 2018	Sep 30, 2017
OPERATING ACTIVITIES
Net loss	(25,975,073)	(8,660,943)
Non-cash items:
Depreciation	26,343,052	25,625,383
Amortization of deferred drydock expenditure	2,595,076	1,971,213
Share based compensation	1,301,476	342,785
Amortization of deferred finance fees	2,229,288	2,423,720
Foreign exchange on operating leases	(165,908)	-
Changes in operating assets and liabilities:
Receivables, trade	(618,396)	(5,635,697)
Working capital advances	3,100,000	(150,000)
Prepayments	(27,388)	(211,017)
Advances and deposits	1,044,789	(1,882,936)
Other receivables	(943,258)	82,636
Inventories	(5,141,686)	(1,811,434)
Payables, trade	8,732,141	3,342,119
Accruals for capital items	(1,137,521)	-
Charter revenue received in advance	-	(507,780)
Other payables	59,635	45,759
Accrued interest on loans	255,317	(148,021)
Deferred drydock expenditure	(4,178,630)	(2,866,638)
Net cash provided by operating activities	7,472,914	11,959,149

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(16,562,821)	(259,035)
Payments for leasehold improvements	(52,384)	(12,277)
Payments for other non-current assets	(133,629)	(176,917)
Net cash used in investing activities	(16,748,834)	(448,229)

FINANCING ACTIVITIES
Proceeds from long-term debt	3,587,161	-
Repayments of long-term debt	(58,704,318)	(52,551,675)
Proceeds from finance leases	56,600,000	33,118,525
Repayments of finance leases	(4,583,547)	(1,393,373)
Payments for deferred finance fees	(1,051,000)	(823,227)
Net proceeds from equity offerings	7,241,383	-
Net cash provided by / (used in) financing activities	3,089,679	(21,649,750)

Net decrease in cash and cash equivalents	(6,186,241)	(10,138,830)

Cash and cash equivalents at the beginning of the year	39,457,407	55,952,873

Cash and cash equivalents at the end of the period	33,271,166	45,814,043

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

EBITDA (1)	3,862,288	10,075,716	21,349,077	34,686,002

AVERAGE DAILY DATA
Fleet TCE per day (2)	10,261	12,376	11,816	12,751

Fleet operating costs per day (3)	5,779	6,157	6,007	5,923
Technical management fees per day (4)	397	381	419	385
	6,176	6,538	6,426	6,308

MR Tankers Spot TCE per day (2)	10,314	12,970	11,450	13,341

MR Tankers Eco-Design
TCE per day (2)	10,684	12,938	11,506	13,190
Vessel operating costs per day (5)	6,279	6,341	6,516	6,190

MR Tankers Eco-Mod
TCE per day (2)	9,645	12,534	11,333	12,913
Vessel operating costs per day (5)	5,903	7,175	6,377	6,583

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	10,093	10,768	12,400	11,468
Vessel operating costs per day (5)	6,249	6,392	6,268	6,330

FLEET
Upgrades and enhancements expensed	323,296	90,840	720,786	289,309

Average number of owned operating vessels	28.0	27.0	28.0	27.0

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis. Fleet TCE excludes one-off costs related to the transfer of vessels to the Ardmore MR Pool.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to the upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation
Fleet List as at November 7, 2018

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

Non-GAAP Measures

This press release describes EBITDA and Adjusted Loss per share, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted Loss per share excludes certain items from GAAP net loss because they are considered to be extraordinary or unusual items.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA increases the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA and Adjusted Loss per share, as a financial and operating measure, benefits investors in selecting between investing in the Company and other investment alternatives and monitoring the Company's ongoing financial and operational strength and health in assessing whether to continue to hold the Company's common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net loss to EBITDA	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

Net loss	(12,225,321)	(4,639,605)	(25,975,073)	(8,660,943)
Interest income	(144,760)	(136,198)	(411,749)	(327,016)
Interest expense and finance costs	6,317,760	5,425,243	18,659,848	16,029,527
Income tax	60,197	16,500	137,923	47,839
Depreciation	8,910,486	8,638,739	26,343,052	25,625,382
Amortization of deferred drydock expenditure	943,926	771,037	2,595,076	1,971,213
EBITDA	3,862,288	10,075,716	21,349,077	34,686,002

Adjusted Loss per share	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

Net loss	(12,225,321)	(4,639,605)	(25,975,073)	(8,660,943)
Write-off of deferred finance fees	-	-	414,897	524,123
Adjusted net (loss)	(12,225,321)	(4,639,605)	(25,560,176)	(8,136,820)

Adjusted EPS	(0.37)	(0.14)	(0.78)	(0.24)
Weighted average number of shares	33,097,831	33,575,610	32,750,259	33,575,610

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com